SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.    )*

GFI Group Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

361652 20 9

(CUSIP Number)

CME Group Inc.

20 South Wacker Drive

Chicago, IL 60606

(312) 930-1000

Attn: General Counsel

Copies to:

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, IL 60606

Attn: Rodd M. Schreiber, Esq.

Richard C. Witzel, Jr., Esq.

(312) 407-0411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 291005106

1.	Name of Reporting Person CME Group Inc. I.R.S. Identification Nos. of above persons (entities only) 36-4459170
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 48,209,304 SEE ITEM 5 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 48,209,304 SEE ITEM 5 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,209,304 SEE ITEM 5 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.1% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of 38.1% of outstanding Shares (as defined herein) is being reported hereunder solely because the Reporting Person (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Support Agreement (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. The calculation of the 38.1% beneficial ownership is based on (i) 48,209,304 Shares beneficially owned by the stockholders that are party to the Support Agreement as of July 30, 2014, and (ii) 126,487,416 Shares reported outstanding as of July 30, 2014 (as represented in the GFI Merger Agreement referred to in this Schedule 13D).

SCHEDULE 13D

Introductory Note

This Schedule 13D (this “Statement”) is being filed as an original filing with the Securities and Exchange Commission (the “SEC”) by CME Group Inc., a Delaware corporation (“CME”) in connection with that certain Support Agreement, dated as of July 30, 2014 (the “Support Agreement”), by and among CME and certain stockholders (each a “Stockholder” and collectively, the “Stockholders”), of GFI Group Inc., a Delaware corporation (the “Company”), including Jersey Partners Inc., a New York corporation (“JPI”). The Support Agreement was entered into in connection with the execution of an Agreement and Plan of Merger, dated as of July 30, 2014 (the “GFI Merger Agreement”), by and among the Company, CME, Commodore Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of CME (“Merger Sub 1”) and Commodore Acquisition LLC, a Delaware limited liability company and a wholly owned subsidiary of CME (“Merger Sub 2”) providing for the merger of Merger Sub 1 with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), which will be followed, immediately after the effective time of the Merger (the “Effective Time”), by a merger of the Surviving Corporation with and into Merger Sub 2 (the “Subsequent Merger” and, together with the Merger, the “Combination”), with Merger Sub 2 continuing as the surviving entity in the Subsequent Merger. As a result of the Combination, the Company will become a wholly-owned subsidiary of CME.

In connection with the GFI Merger Agreement, CME, Cheetah Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of CME (“Merger Sub 3”), Cheetah Acquisition LLC, a Delaware limited liability company and a wholly-owned subsidiary of CME (“Merger Sub 4”), JPI, New JPI Inc., a Delaware corporation (“New JPI”), and the other individuals signatory thereto, which are stockholders of JPI and New JPI (the “Signing Stockholders”) entered into an Agreement and Plan of Merger (the “JPI Merger Agreement”) providing for the merger of Merger Sub 3 with and into New JPI (the “JPI Merger”), with New JPI continuing as the surviving corporation in the JPI Merger (the “JPI Merger Surviving Corporation”), which will be followed, immediately after the effective time of the JPI Merger by a merger of the JPI Merger Surviving Corporation with and into Merger Sub 4 (the “Subsequent JPI Merger” and, together with the JPI Merger, the “JPI Combination”), with Merger Sub 4 to be the surviving entity. As a result of the JPI Combination, New JPI will become a wholly-owned subsidiary of CME.

Also in connection with the GFI Merger Agreement and the JPI Merger Agreement, Merger Sub 2, GFI Brokers Holdco Ltd, a Bermuda limited company (“IDB Buyer”), CME (solely for purposes of Article IX therein), JPI (solely for purposes of Article IX therein ), and New JPI (solely for purposes of Article IX therein) entered into a Purchase Agreement (the “IDB Purchase Agreement” and, together with the GFI Merger Agreement and JPI Merger Agreement, the “Agreements”) providing for IDB Buyer to purchase from Merger Sub 2, and Merger Sub 2 to sell, transfer and assign to IDB Buyer all of Merger Sub 2’s right, title and interest in and to all of the issued and outstanding securities of the subsidiaries of the Company that own and operate the Company’s interdealer brokerage business (collectively, the “IDB Transaction” and, together with the Combination, the JPI Combination, and the Support Agreement, the “Transactions”).

Item 1. Security and Issuer

This Statement relates to shares of common stock, par value $0.01 per share, of the Company (the “Shares”). The name of the issuer is GFI Group Inc. The principal executive offices of the Company are located at 55 Water Street, New York, New York 10041.

Item 2. Identity and Background

(a) – (c), (f) This Statement is being filed by CME, which is sometimes referred to as the “Reporting Person.”

The Reporting Person is a corporation organized under the laws of Delaware. The Reporting Person is a publicly listed company and, through its futures exchanges and clearing houses, serves the risk management and investment needs of customers around the globe. The address of the principal executive offices of the Reporting Person is 20 South Wacker Drive, Chicago, Illinois, 60606.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person are set forth on Schedule A hereto and are incorporated herein by reference.

(d) and (e) During the last five years, the Reporting Person has not, and to the best knowledge of the Reporting Person, none of the persons listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds

As more fully described in Item 4 hereof, in connection with the execution of the GFI Merger Agreement, CME entered into a Support Agreement with the Stockholders related to the common stock of GFI owned by such Stockholders (the “Covered Shares”). On the terms and conditions set forth in the Support Agreement, each Stockholder agreed to (i) appear at each meeting of the stockholders of the Company, or otherwise cause their Covered Shares to be counted as present thereat for purposes of calculating a quorum, (ii) vote their Covered Shares in favor of the approval and adoption of the Combination, the GFI Merger Agreement, the Transactions and any other action requested by CME in furtherance thereof, (iii) vote their Covered Shares in favor of any proposal to adjourn a meeting of the stockholders of the Company to solicit additional proxies in favor of the approval and adoption of the Combination, the GFI Merger Agreement and the Transactions, (iv) vote their Covered Shares against any Takeover Proposal (as defined in the Support Agreement) and (v) vote their Covered Shares against any other action, agreement, or transaction that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Transactions or the performance by the Company, JPI, New JPI or the other Stockholders of their respective obligations pursuant to the Transactions or pursuant to the Support Agreement. The Covered Shares to which this Statement relate have not been purchased by CME, and thus no funds have been used for such purpose. Other than the consideration to be paid by CME pursuant to the Agreements at or following the completion of the Transactions in accordance with the terms and conditions of the Agreements, the Reporting Person has paid no funds or other consideration in connection with the execution and delivery of the Support Agreement. For a description of the Support Agreement and the Agreements, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4. Purpose of the Transaction

(a) – (j)

The Agreements

As set forth in the Introductory Note, on July 30, 2014, (i) CME, Merger Sub 1, Merger Sub 2 and the Company entered into the GFI Merger Agreement (attached hereto as Exhibit 99.1 and incorporated by reference herein), (ii) CME, Merger Sub 3, Merger Sub 4, JPI and New JPI entered into the JPI Merger Agreement (attached hereto as Exhibit 99.2 and incorporated by reference herein) and (iii) Merger Sub 2, IDB Buyer, CME (solely for purposes of Article IX therein), JPI (solely for purposes of Article IX therein) and New JPI (solely for purposes of Article IX therein) entered into the IDB Purchase Agreement (attached hereto as Exhibit 99.3 and incorporated by reference herein).

The GFI Merger Agreement provides for the merger of Merger Sub 1 with and into the Company, with the Company continuing as the surviving corporation in the Merger, which will be followed, immediately after the effective time of the Merger, by a merger of the Surviving Corporation with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving entity in the Subsequent Merger. As a result of the Combination, the Company will become a wholly-owned subsidiary of CME. The consummation of the Combination is subject to satisfaction or waiver of certain conditions, including, among others: (i) approval of the GFI stockholders, including the affirmative vote of a majority of the disinterested GFI stockholders, (ii) the shares of CME’s Class A Common Stock to be issued in the Merger being approved for listing on NASDAQ, (iii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other waiting periods under certain specified foreign competition laws, receipt of other specified regulatory approvals and the provision of certain notices to third parties, (iv) the absence of any law or order that is in effect and restrains, enjoins or otherwise prohibits the Combination, (v) the registration statement to be filed by CME with respect to the shares of CME’s Class A Common Stock to be issued in the Merger being declared effective by the SEC, (vi) the completion of a pre-closing reorganization of the Company, and the satisfaction or waiver of the conditions to closing of the JPI Merger Agreement and the IDB Purchase Agreement, as further discussed below, (vii) the accuracy of the representations and warranties made by CME and the Company, respectively, and compliance by CME and the Company with their respective obligations under the GFI Merger Agreement, and (viii) the GFI subsidiaries retained by CME after the IDB Transaction having a specified amount of working capital and available cash on hand following the consummation of the transactions contemplated by the GFI Merger Agreement.

Prior to the consummation of the Combination, GFI shall use reasonable best efforts to take, or cause to be taken, all actions, and shall do, or shall cause to have done all things necessary, proper or advisable under applicable laws and rules and policies of the New York Stock Exchange to, upon consummation of the Combination, enable the delisting of GFI’s Common Stock from the New York Stock Exchange and the deregistration of GFI’s Common Stock under the Exchange Act.

Pursuant to the terms of, and subject to the conditions set forth in, the GFI Merger Agreement, upon consummation of the Combination, the Surviving Corporation’s separate existence shall cease and Merger Sub 2 will continue as the surviving limited liability company and as a wholly-owned subsidiary of CME. The certificate of formation and limited liability company agreement of Merger Sub 2, as in effect immediately prior to the consummation of the Combination will continue as the certificate of formation and limited liability company agreement of the surviving entity and the managers and officers of Merger Sub 2 in office immediately prior to the consummation of the Combination will be the initial managers and officers of the surviving entity.

The JPI Merger Agreement provides for the merger of Merger Sub 3 with and into New JPI, with New JPI continuing as the surviving corporation in the JPI Merger, which will be followed, immediately after the effective time of the JPI Merger, by a merger of the JPI Merger Surviving Corporation with and into Merger Sub 4, with Merger Sub 4 to be the surviving entity in the Subsequent JPI Merger. As a result of the JPI Combination, New JPI will become a wholly-owned subsidiary of CME. The consummation of the JPI Combination is subject to customary closing conditions, including, without limitation, (i) the delivery to CME by the Signing Stockholders, in their capacity as stockholders of JPI and New JPI, of an irrevocable action by written consent to adopt the JPI Merger Agreement, (ii) the shares of common stock of CME to be issued in the JPI Merger being approved for listing on NASDAQ, (iii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other waiting periods under certain specified foreign competition laws, receipt of other specified regulatory approvals and the provision of certain notices to third parties, (iv) the absence of any law or order that is in effect and restrains, enjoins or otherwise prohibits the JPI Combination, (v) the completion of a pre-closing reorganization of JPI and New JPI, and the satisfaction or waiver of the conditions to closing of the GFI Merger Agreement and the IDB Purchase Agreement as further discussed above and below, (vi) the accuracy of the respective representations and warranties made by CME, Merger Sub 3, Merger Sub 4, JPI, New JPI and the Signing Stockholders, and compliance by CME, Merger Sub 3, Merger Sub 4, JPI, New JPI and the Signing Stockholders with their respective obligations under the JPI Merger Agreement, and (vii) not more than five percent (5%) of the holders of the issued and outstanding shares of New JPI Common Stock or JPI Common Stock having demanded and not withdrawn appraisal of their shares.

The IDB Purchase Agreement provides for IDB Buyer to purchase from Merger Sub 2, and Merger Sub 2 to sell, transfer and assign to IDB Buyer, all of Merger Sub 2’s right, title and interest in and to all of the issued and outstanding securities of the subsidiaries of the Company that own and operate the Company’s interdealer brokerage business. The consummation of the IDB Transaction is subject to customary closing conditions, including, without limitation, (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other waiting periods under certain specified foreign competition laws, receipt of other specified regulatory approvals and the provision of certain notices to third parties, (ii) the absence of any law or order that is in effect and restrains, enjoins or otherwise prohibits the IDB Transaction, (iii) the satisfaction or waiver of the conditions to closing of the GFI Merger Agreement and JPI Merger Agreement as further discussed above, and (iv) the accuracy of the representations and warranties made by IDB Buyer and Merger Sub 2, respectively, and compliance by IDB Buyer and Merger Sub 2 with their respective obligations under the IDB Purchase Agreement.

Support Agreement

In connection with the execution of the GFI Merger Agreement, the Stockholders entered into the Support Agreement (attached hereto as Exhibit 99.4 and incorporated by reference herein) with CME. Pursuant to the Support Agreement, each Stockholder has agreed to (i) appear at each meeting of the stockholders of the Company, or otherwise cause their Covered Shares to be counted as present thereat for purposes of calculating a quorum, (ii) vote their Covered Shares in favor of the approval and adoption of the Combination, the GFI Merger Agreement, the Transactions and any other action requested by CME in furtherance thereof, (iii) vote their Covered Shares in favor of any proposal to adjourn a meeting of the stockholders of the Company to solicit additional proxies in favor of the approval and adoption of the Combination, the GFI Merger Agreement and the Transactions, (iv) vote their Covered Shares against any Takeover Proposal (as defined in the Support Agreement) and (v) vote their Covered Shares against any other action, agreement, or transaction that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Transactions or the performance by the Company, JPI, New JPI or the other Stockholders of their respective obligations pursuant to the Transactions or pursuant to the Support Agreement. In addition, the Stockholders have agreed not to solicit competing Takeover Proposals or enter into discussions or negotiations with respect thereto. The Stockholders have granted an irrevocable proxy in favor of CME to vote their Covered Shares as set forth above. As of July 30, 2014, the Stockholders beneficially owned in the aggregate 48,209,304 Shares, which was approximately 38.1% of the total outstanding Shares (based on 126,487,416 Shares reported outstanding as of July 30, 2014 (as represented in the GFI Merger Agreement)).

The Support Agreement will terminate upon the earliest to occur of (i) the Effective Time, (ii) the termination of the Support Agreement by the mutual written consent of CME and the Stockholders, (iii) a termination of the GFI Merger Agreement due to (a) a breach of CME’s representations, warranties or covenants thereto or (b) because the outside date has been reached or a restraint on the Combination has been imposed, in the case of (b), solely due to the failure to obtain certain antitrust approvals or (iv) 12 months after the termination of the GFI Merger Agreement.

The cover page of this Schedule 13D refers to 48,209,304 Shares beneficially owned by the Reporting Person with shared voting power and shared dispositive power, representing approximately 38.1% of the total outstanding Shares based on 126,487,416 Shares reported outstanding as of July 30, 2014 (as represented in the GFI Merger Agreement). However, such percentage and number of Shares may change at or prior to the time of the applicable vote.

The references to, and descriptions of, the Agreements and the Support Agreement are not intended to be complete and are qualified in their entirety by reference to the Agreements and the Support Agreement, copies of which are filed as Exhibits hereto and which are incorporated herein by reference.

Except as set forth in this Schedule 13D or as contemplated by the Agreements and Support Agreement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A hereto, has any present plans or proposals which relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) – (b) Prior to July 30, 2014, the Reporting Person was not a beneficial owner, for purposes of Rule 13d-3 under the Exchange Act, of any Shares or any other securities exchangeable or convertible into Shares. However, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, as a result of entering into the Support Agreement, the Reporting Person may be deemed to beneficially own 48,209,304 Shares (with shared voting power and shared dispositive power) representing approximately 38.1% of the total outstanding Shares, based on 126,487,416 Shares reported outstanding as of July 30, 2014 (as represented in the GFI Merger Agreement). However, such percentage and number of Shares may change at or prior to the time of the applicable vote. The Reporting Person disclaims any beneficial ownership of such Shares, and nothing herein shall be deemed to be an admission by the Reporting Person as to the beneficial ownership of such Shares.

To the Reporting Person’s knowledge, no Shares are beneficially owned by any of the persons identified in Schedule A.

Notwithstanding the foregoing, however, the Reporting Person (i) is not entitled to any rights as a stockholder of the Company with respect to any Shares and (ii) has no power to vote, direct the voting of, dispose of, or direct the disposal of, any Shares other than the power provided pursuant to the Support Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of any securities of the Company (including, without limitation, the Shares owned by the Stockholders) for purposes of Section 13(d) or 16 of the Exchange Act or for any other purpose and such beneficial ownership is expressly disclaimed.

For the information contained in Item 2 with respect to JPI and Michael Gooch, reference is made to the Schedule 13G/A filed by JPI with the SEC on February 7, 2014.

(c) Except as described in this Schedule 13D, there have been no transactions in Shares by the Reporting Person, or, to the knowledge of the Reporting Person, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.

(d) To the knowledge of the Reporting Person, no persons other than the Stockholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Covered Shares.

(e) Not applicable.

As stated above, the references to, and descriptions of, the Agreements and Support Agreement are not intended to be complete and are qualified in their entirety by reference to the Agreements and the Support Agreement, copies of which are filed as Exhibits hereto and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference into this Item 6. Except as otherwise described in this Statement, to the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule A hereto, and between such persons and any person, with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Agreement and Plan of Merger, dated as of July 30, 2014, by and among GFI Group Inc., CME Group Inc., Commodore Acquisition Corp. and Commodore Acquisition LLC

Exhibit 99.2	Agreement and Plan of Merger, dated as of July 30, 2014, by and among CME Group Inc., Cheetah Acquisition Corp., Cheetah Acquisition LLC, Jersey Partners Inc., New JPI Inc. and the other individual signatories thereto

Exhibit 99.3	Purchase Agreement, dated as of July 30, 2014, by and among Commodore Acquisition LLC, GFI Brokers Holdco Ltd, CME Group Inc., Jersey Partners Inc., and New JPI Inc.

Exhibit 99.4	Support Agreement, dated as of July 30, 2014, by and among CME Group Inc., Jersey Partners Inc., New JPI Inc., and the other signatories thereto

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2014

CME Group Inc.

By:	/s/ Kathleen M. Cronin
	Name:	Kathleen M. Cronin
	Title:	Senior Managing Director, General Counsel and Corporate Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following table sets forth the name, country of citizenship, business address, present principal occupation or employment, and name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Person.

Name	Citizenship	Business Address	Present Principal Occupation or Employment and Address

Terrence A. Duffy	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	Executive Chairman & President of the Reporting Person

Phupinder S. Gill	Republic of Singapore	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	CEO of the Reporting Person

Timothy S. Bitsberger	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	Managing Director of BNP PNA

Charles P. Carey	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	Principal of Henning & Carey Trading Company

Dennis H. Chookaszian	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	Retired Chairman of the Financial Accounting Standards Advisory Council

Martin J. Gepsman	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	Independent floor broker and trader

Larry G. Gerdes	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	CEO of Solo Health

Daniel R. Glickman	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	Vice President of the Aspen Institute

J. Dennis Hastert	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	Consultant/Senior Advisor to Dickstein Shapiro

Leo Melamed	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	Chairman and CEO of Melamed & Associates

William P. Miller II	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	Head of Asset Allocation with Sanabil

James E. Oliff	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	President of FILO Corp.

Edemir Pinto	Brazil	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	CEO of BM&FBOVESPA

Alex J. Pollock	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	Resident Fellow of the American Enterprise Institute

John F. Sandner	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	Retired Chairman of E*Trade Futures LLC

Terry L. Savage	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	President of Terry Savage Productions, Ltd.

William R. Shepard	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	President of Shepard International, Inc.

Dennis A. Suskind	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	Retired general partner of Goldman Sachs

Jeffrey M. Bernacchi	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	President and owner of JMB Trading Corp.

Bruce F. Johnson	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	Retired President, Director and part owner of Packers Trading Company, Inc.

Ronald A. Pankau	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	Owner and CEO of JH Best and Sons

Howard J. Siegel	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	Independent trader

David J. Wescott	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	Founder and partner in Tradeforecaster Global Markets

Steven E. Wollack	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	Independent trader, attorney, expert witness and NFA arbitrator

James E. Parisi	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	Chief Financial Officer of the Reporting Person

Bryan T. Durkin	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	Chief Operation Officer of the Reporting Person

Kimberly S. Taylor	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	President CME Clearing of the Reporting Person

Jill Harley	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	Managing Director and Chief Accounting Officer of the Reporting Person

Julie Holzrichter	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	Senior Managing Director of the Reporting Person

Kevin Kometer	U.S.	c/o CME Group Inc. 20 South Wacker Drive Chicago, IL 60606	Senior Managing Director and Chief Information Officer of the Reporting Person